SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended April 30, 2007

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S dollars in thousands, except share and per share data)

	April 30, 2007	January 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$25,290	$25,766
Accounts receivable, net of allowance for doubtful accounts of $81 and $244 at April 30, 2007 and January 31, 2007, respectively (note 3)	6,241	6,920
Prepaid expenses and other current assets	1,226	1,054
Net current deferred tax assets	296	396
Assets held for sale and in discontinued operations (note 4)	163	204

Total current assets	33,216	34,340

Non-current assets
Property and equipment, net	1,804	1,567
Intangible assets, net (note 5)	6,181	6,730
Goodwill	15,995	15,531

Total non-current assets	23,980	23,828

Total assets	$57,196	$58,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$572	$—
Accounts payable	1,601	1,263
Accrued payroll and related expenses	1,870	2,080
Deferred consideration	75	795
Other accrued liabilities	2,059	1,712
Deferred revenues	8,276	7,964
Liabilities held for sale and in discontinued operations (note 4)	592	962

Total current liabilities	15,045	14,776

Non-current liabilities
Deferred rent less current portion	490	511
Deferred consideration	1,937	2,003

Total non-current liabilities	2,427	2,514

Series B preference shares, $0.0027 par value 10,000,000 authorized at April 30, 2007 and January 31, 2007, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,902,219 and 31,875,219 shares issued, 31,249,613 and 31,159,093 shares outstanding at April 30, 2007 and January 31, 2007, respectively	86	86
Additional paid-in capital	249,185	248,898
Treasury shares (at cost, 652,606 and 716,126 shares at April 30, 2007 and January 31, 2007, respectively)	(1,113)	(1,222)
Accumulated deficit	(205,224)	(203,862)
Accumulated other comprehensive loss	(3,210)	(3,022)

Total shareholders’ equity	39,724	40,878

Total liabilities and shareholders’ equity	$57,196	$58,168

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2007	2006
Revenue:
License	$3,489	$3,242
Service	3,880	2,299

Total revenue	7,369	5,541

Cost of revenue:
License	356	216
Amortization of purchased technology (note 5)	164	38
Service	2,011	1,157

Total cost of revenue	2,531	1,411

Gross margin	4,838	4,130

Operating expenses:
Research and development	1,275	1,060
Sales and marketing	2,516	1,568
General and administrative	2,345	2,064
Amortization of purchased intangible assets (note 5)	385	220

Total operating expenses	6,521	4,912

Loss from operations	(1,683)	(782)
Interest income, net	290	324
Exchange gain, net	174	114

Loss before provision for income taxes	(1,219)	(344)

Provision for income taxes	(143)	(77)

Loss from continuing operations	(1,362)	(421)
Loss from discontinued operations (note 4)	—	(1,633)

Net loss	$(1,362)	$(2,054)

Basic and diluted loss per Ordinary Share (note 8)	$(0.04)	$(0.07)

Shares used in computing basic and diluted loss per Ordinary Share	31,224,157	30,536,222

Basic and diluted loss per equivalent ADS	$(0.09)	$(0.13)

See accompanying notes

TRINTECH GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Three months ended April 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,362)	$(2,054)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	148	189
Amortization	549	258
Share-based compensation	264	322
Effect of changes in foreign currency exchange rates	(164)	(96)
Changes in operating assets and liabilities:
Inventories	—	256
Accounts receivable	702	952
Prepaid expenses and other assets	(15)	(310)
Value added tax receivable	(17)	156
Accounts payable	208	(2,164)
Accrued payroll and related expenses	(236)	6
Deferred revenues	302	655
Value added tax payable	82	(195)
Warranty reserve	(4)	(256)
Other accrued liabilities	(403)	410

Net cash provided by (used in) operating activities	54	(1,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(385)	(107)
Proceeds from legal settlement	—	1,744
Payments relating to acquisitions	(875)	(1,850)

Net cash used in investing activities	(1,260)	(213)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	130	67
Proceeds (repayment) under bank overdraft facility	572	(192)
Movement in restricted cash deposits	—	11

Net cash provided by (used in) financing activities	702	(114)

Net decrease in cash and cash equivalents	(504)	(2,198)
Effect of exchange rate changes on cash and cash equivalents	28	140
Cash and cash equivalents at beginning of period	25,766	34,745

Cash and cash equivalents at end of period	$25,290	$32,687

Supplemental disclosure of cash flow information:
Interest paid	$12	$8

Taxes paid (received)	$13	$(65)

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$—	$—

Receipt of treasury shares from legal settlement	$—	$888

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and /or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2008. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2007, included in Trintech’s Annual Report on Form 20-F and note 4 below regarding discontinued operations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Irish Companies Acts, 1963 to 2006

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2006. A copy of the full group accounts for the year ended January 31, 2007, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 25, 2007.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions and have been updated to account for discontinued operations, as described in note 4 below.

3. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of April 30, 2007	As of January 31, 2007
	(U.S. dollars in thousands)
Billed receivables, net	$5,705	$6,713
Unbilled receivables, net	536	207

Total	$6,241	$6,920

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

4. Discontinued Operations

In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone Holdings, Inc. (“VeriFone”). The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company recorded a net loss from discontinued operations of US$0, net of taxes, for the three months ended April 30, 2007. The Company recorded a net loss from discontinued operations of US$1.6 million, net of taxes, for the three months ended April 30, 2006. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through April 30, 2006, of US$900,000;

•	other costs in connection with the disposal of the business of US$396,000; and

•	lease termination costs associated with the scaling back of the Irish operations of US$321,000.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006, respectively, resulting in a payment of US$2.3 million restructuring charge in fiscal 2007. This amount includes US$321,000 mentioned above.

The condensed consolidated statements of the discontinued operations were as follows:

(U.S. dollars in thousands)

	Three months ended April 30,
	2007	2006

Net loss before and after provision for income taxes	$—	$(1,633)

The assets and liabilities of the discontinued operations were as follows:

(U.S. dollars in thousands)

	As of April 30, 2007	As of January 31, 2007

Assets
Value added taxes	—	38
Prepaid expenses and other current assets	163	166

Total current assets	$163	$204

Liabilities
Accounts payable	7	41
Other accrued liabilities	434	784
Value added taxes	45	31
Warranty reserve	106	106

Total current liabilities	$592	$962

Other accrued liabilities include amounts owing to VeriFone in respect of the working capital adjustment and outstanding liabilities relating to the closure of the German business.

5. Intangible Assets

Amortization was US$549,000 for the three months ended April 30, 2007 and US$258,000 for the three months ended April 30, 2006. As of April 30, 2007, amortization is estimated to be approximately US$1.6 million for the remainder of the year ending January 31, 2008. Amortization is estimated to be approximately US$1.8 million in the year ending January 31, 2009, US$1.4 million in the year ending January 31, 2010, US$731,000 in the year ending January 31, 2011 and US$579,000 in the year ending January 31, 2012.

	As of April 30, 2007				As of January 31, 2007
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Purchased technology	$16,893	$3,392	$11,954	$1,547	$16,893	$3,392	$11,790	$1,711
Trade names	330	—	137	193	330	—	127	203
Customer base	13,180	567	8,217	4,396	13,180	567	7,849	4,764
Covenants	2,559	1,232	1,282	45	2,559	1,232	1,275	52
Total identifiable

Intangible Assets	$32,962	$5,191	$21,590	$6,181	$32,962	$5,191	$21,041	$6,730

During fiscal 2007, the Company allocated approximately US$5.7 million of purchase price to intangible assets (acquired customer base of US$3.4 million, purchased technology of US$2.0 million, trade names of US$210,000 and covenants of US$67,000) in connection with the acquisition of the Assurity and Concuity businesses.

6. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of April 30, 2007 and January 31, 2007 did not qualify as accounting hedges as of April 30, 2007 and January 31, 2007, respectively. The fair value losses on derivatives held as of April 30, 2007 and January 31, 2007 were recognized in the Consolidated Statements of Operations.

As of April 30, 2007, the Company had two forward exchange contracts maturing in fiscal 2008 to sell US$392,000 and receive euro in return. The fair value of the contracts as of April 30, 2007 was US$17,000 positive.

	As of April 30, 2007		As of January 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$25,290	$25,290	$25,766	$25,766
Accounts receivable, net	$6,241	$6,241	$6,920	$6,920
Accounts payable	$1,601	$1,601	$1,263	$1,263
Deferred consideration	$2,075	$2,012	$2,870	$2,798
Bank overdraft	$572	$572	$—	$—

Derivatives
Foreign exchange forward contracts	$17	$17	$(4)	$(4)

•	The carrying value of cash equivalents, accounts receivable, accounts payable and bank overdraft approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the April 30, 2007 spot rate.

7. Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three months ended April 30, 2007 and 2006:

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Net loss	$(1,362)	$(2,054)
Other comprehensive loss	(188)	(84)

Comprehensive loss	$(1,550)	$(2,138)

8. Computation of Net Loss Per Ordinary Share

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands, except share data)
Numerator:
Numerator for basic and diluted net loss per ordinary share— Loss available to ordinary shareholders	$(1,362)	$(2,054)

Denominator:
Denominator for basic and diluted net loss per Ordinary Share	31,224,157	30,536,222

Basic and diluted net loss per Ordinary share	$(0.04)	$(0.07)

ADS used in computing basic and diluted net loss per equivalent ADS	15,612,078	15,268,111

Basic and diluted net loss per equivalent ADS	$(0.09)	$(0.13)

9. Employee Benefit Plans

The Company has the following active share option and purchase plans: the Trintech Group PLC 1997 Share Option Scheme, the Trintech Group PLC Directors and Consultants Share Option Scheme and the Trintech 1999 Employee Share Purchase Plan (collectively “the Stock Plans”). An aggregate of 8,900,000 Ordinary Shares (4,450,000 equivalent ADSs) has been allocated for issue collectively under the Stock Plans. An amount of 616,990 Ordinary Shares (308,495 equivalent ADSs) remain available for option grants collectively under the Stock Plans. If an option expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled options will continue to be available for future grant under the Stock Plans.

The Trintech Group PLC 1997 Share Option Scheme (the “1997 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Company’s Board of Directors and was subsequently amended. Under the 1997 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies, are eligible to participate. All options granted have a seven-year term and generally commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

During 1998, the Company’s Board of Directors and shareholders approved the Directors and Consultants Share Option Scheme which provides for the grant of options to purchase Ordinary Shares of the Company to non-employee directors and consultants of the Company. All options granted have a seven-year term and are generally exercisable at the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for the Company’s Irish employees. The 1999 savings related scheme applies to all of the Company’s qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary

Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of January 31, 2007 and April 30, 2007 no shares had been issued under this scheme.

Also, in August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Share Purchase Plan for Trintech’s U.S. employees. The 1999 employee share purchase plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year.

The 1999 Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation. As of April 30, 2007, 563,358 Ordinary Shares (281,679 equivalent ADSs) had been issued under this plan, of which 63,520 Ordinary Shares (31,760 equivalent ADSs) were issued during the three months ended April 30, 2007 for a total consideration of approximately US$88,000.

A summary of the Company’s stock option activity and related information for the three months ended April 30, 2007 and 2006 is as follows:

	April 30, 2007		April 30, 2006
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding at beginning of period	5,407,312	$1.98	5,251,234	$2.92
Granted	410,900	1.96	82,000	1.62
Cancelled	(8,314)	2.14	—	—
Forfeited	(191,262)	1.65	(148,766)	30.14
Exercised	(27,000)	1.52	(18,752)	0.73

Outstanding at end of period	5,591,636	$2.00	5,165,716	$2.12

Exercisable at end of period	3,548,838	$2.01	3 357,306	$2.10

	April 30, 2007		April 30, 2006
	Fair value	Weighted-average exercise price	Fair value	Weighted-average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.95	$1.96	$0.91	$1.62

Exercise prices for options outstanding as of April 30, 2007 ranged from US$0.50 to US$49.50 per share. The breakdown of outstanding options at April 30, 2007 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted-average remaining life (years)	Weighted-average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted-average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 — 1.25	1,583,628	2.74	$1.06		1,583,104	$1.06
$ 1.30 — 1.82	1,477,248	5.55	1.70		403,514	1.73
$ 1.84 — 2.56	1,438,488	4.92	2.15		744,056	2.23
$ 2.57 — 49.50	1,092,272	3.25	3.54		818,164	3.78

	5,591,636	4.14	$2.00	$1,641	3,548,838	$2.01	$1,404

Valuation and expense information under SFAS 123R

The following table summarizes share-based compensation expense related to employee share options, and employee share purchases under SFAS 123R for the periods presented which was allocated as follows:

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Cost of revenue-license	$3	$2
Cost of revenue-services	17	13
Research and development	22	12
Sales and marketing	43	18
General and administrative	179	211

Amount related to continuing operations	264	256
Amount related to discontinued operations	—	66

Total	$264	$322

The weighted-average estimated fair value of employee share options granted during the three months ended April 30, 2007 and 2006 was $0.95 per share and $0.91 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	April 30,
	2007	2006
Risk-free interest rate	4.59%	4.73%
Expected dividend yield	0%	0%
Expected volatility	0.5239	0.6493
Expected life (years)	4.6	4.6

The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in the three months ended April 30, 2007 and 2006, based on its historical option forfeiture experience, is approximately 4%. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$2.2 million as compensation expense in fiscal years 2008 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

10. Restructuring Charges

The Company’s sub-tenant at its Hayward, California facility defaulted on its contractual lease obligation and vacated the building without notice in April 2007. Subsequently, the Company created an additional provision for abandonment of US$286,000 in the quarter ended April 30, 2007.

The following table summarizes the Company’s restructuring activity for the three months ended April 30, 2007:

	Three months ended April 30, 2007 (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance January 31, 2007	$13	$131	$144
Restructuring provision	—	286	286
Amounts paid	$(13)	(6)	(19)

Reserve balance April 30, 2007	$—	$411	$411

The restructuring provision as of April 30, 2007 related to a provision for leasehold abandonment for the Hayward lease in California and German company liquidation expenses.

11. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company split its operations between Payments and FMS prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. Prior years have been reclassified for comparative purposes.

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience, as Executive Vice President of the Healthcare group. In December 2006, the Company acquired Concuity, Inc. a private company specializing in technology solutions for the healthcare industry. The Healthcare division engages in business activities from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Healthcare division has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and or plans for the division.

Segment net income consists of total segment revenue offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

Three months ended April 30, 2007

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$3,489	$—	$3,489	$—	$3,489
Service	2,805	1,075	3,880	—	3,880

Total revenue	6,294	1,075	7,369	—	7,369
Cost of sales	1,743	624	2,367	164	2,531

Gross profit	4,551	451	5,002	(164)	4,838
Operating expenses	3,826	1,118	4,944	1,577	6,521

Operating profit (loss)	725	(667)	58	(1,741)	(1,683)
Non-operating income, net	—	—	—	321	321

Net income (loss)	$725	$(667)	$58	$(1,420)	$(1,362)

Segment assets	$5,266	$975	$6,241	$50,792	$57,033

Segment goodwill	$12,247	$3,748	$15,995	$—	$15,995

Three months ended April 30, 2006

(U.S. dollars in thousands)

	FMS	Healthcare	Segments Total	All Other	Consolidated Total
Revenue
License	$3,242	$—	$3,242	$—	$3,242
Service	2,299	—	2,299	—	2,299

Total revenue	5,541	—	5,541	—	5,541
Cost of sales	1,373	—	1,373	38	1,411

Gross profit	4,168	—	4,168	(38)	4,130
Operating expenses	3,417	—	3,417	1,495	4,912

Operating profit (loss)	751	—	751	(1,533)	(782)
Non-operating income, net	—	—	—	361	361

Net income (loss)	$751	$—	$751	$(1,172)	$(421)

Segment assets	$3,563	$—	$3,563	$48,998	$52,561

Segment goodwill	$11,586	$—	$11,586	$—	$11,586

The Company only reports direct operating expenses under the control of the Chief Operating Decision Maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, amortization, impairment, interest income (expense) and income taxes or identifiable assets by industry segment, other than capital expenditures and accounts receivable, to the President.

The following tables reconcile segment income (loss) before provision for income taxes to consolidated income (loss) before provision for income taxes and segment assets to consolidated total assets.

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$58	$751
Unallocated amounts:
Central overheads	(928)	(1,018)
Amortization	(549)	(258)
Share-based compensation	(264)	(256)
Interest income, net	290	324
Exchange gain, net	174	114

Loss before income taxes	(1,219)	(344)
Provision for income taxes	(143)	(77)

Net loss	$(1,362)	$(421)

Total assets for reportable segments as of April 30	$6,241	$3,563
Goodwill for reportable segments as of April 30	15,995	11,586
Unallocated amounts:
Cash and cash equivalents	25,290	33,087
Prepaid expenses and other current assets	1,522	1,050
Property and equipment, net	1,804	560
Intangible assets	6,181	2,715

Total assets as of April 30	$57,033	$52,561

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Net Revenue:
United States of America	$6,617	$5,113
United Kingdom	310	147
Rest of Europe	80	88
Rest of World	362	193

Total	$7,369	$5,541

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$6,272	$5,389
United Kingdom	20	—
Ireland	17,688	9,472

Total	$23,980	$14,861

12. Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of February 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not expect that the adoption of SFAS 157 will have any material impact on its consolidated financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment, or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 will be effective for the Company beginning February 1, 2008. The Company is currently assessing the effect of adopting SFAS 159.

13. Acquisition and Divestures

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$715,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ending July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000.

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net liabilities assumed of US$224,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2007, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ended January 31, 2005, “fiscal 2006” refers to the fiscal year ended January 31, 2006,”fiscal 2007” refers to the fiscal year ending January 31, 2007, “fiscal 2008” refers to the fiscal year ending January 31, 2008, “fiscal 2009” refers to the fiscal year ending January 31, 2009 and “fiscal 2010” refers to the fiscal year ending January 31, 2010.

A. Operating Results

Overview

We are a leading global provider of financial software and services specializing in reconciliation workflow, revenue enhancement, transaction risk management and compliance for commercial, financial and healthcare markets. For over 20 years, Trintech has been providing comprehensive, industry-leading solutions to financial departments seeking greater insight into critical transaction processes. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc. As a result, the financial results reflect the Payments business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly. The gain on sale is reflected in the fiscal 2007 results. In addition, the Company closed its German business in the quarter ended October 31, 2006. The net loss in fiscal 2007 for the continuing and discontinued businesses amounted to US$2.2 million. The Company now has two business segments: FMS and Healthcare.

The Company delivers a configurable, highly scalable platform that incorporates a company’s unique business processes, enabling managers to obtain greater visibility and more efficiently manage business risk throughout the transaction lifecycle.

The Company’s solutions help customers enhance and recover revenue, reduce transaction costs, eliminate fraud, minimize transaction risk, meet their compliance obligations and maximize cash flow and profitability.

The Company is a leading player in the transaction process management market space and supplies four key products and services:

•

ReconNET – which has extensive reconciliation capability with specific emphasis on reconciliation and exception management of high volume transaction processing environments. ReconNET has a market leading position in the US retail market, where it is used extensively by treasury and financial control departments in reconciling banking records and cash deposits with point-of-sale transaction records.

•

AssureNET – which provides an enterprise process management system for general ledger account reconciliation, review and certification. AssureNET is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. This capability has particular benefits for large corporations and for complex transaction processing businesses, such as financial institutions.

•

On Demand Services – this involves the provision of ASP services for ReconNET and AssureNET, as well as the provision of the DataFlow Transaction Network service, which is engaged in the retrieval, processing, aggregation and delivery of transaction data between a financial institution and its customers. The DataFlow Transaction Network currently processes transaction data from over 20,000 accounts in over

5,000 banks in the United States. Traditionally, the DataFlow services supported the provision of daily bank statement data to support the reconciliation and transaction management process. The network has now been expanded to enable the processing of other forms of transaction data to support our customers’ businesses.

•

ClearContracts – this ASP service enables healthcare providers to optimize contract profitability by reconciling payments received from their patients’ insurers to amounts they should have received from claims under the terms of their respective contracts. Using advanced workflow, a healthcare provider’s finance department is then able to resubmit underpaid or denied claims and increase revenue by ensuring reimbursement of the contracted amounts. In addition, ClearContracts provides executive visibility of contract performance and yield and allows healthcare providers to model expected revenues arising from negotiated contract changes.

The Company’s transaction process management business generated revenues of approximately US$25.8 million in fiscal 2007, US$21.1 million in fiscal 2006 and US$19.1 million in fiscal 2005. Approximately 65% of the Company’s revenue is recurring revenue from the provision of transaction services, annual license fees, support fees and monthly service and ASP fees. The remaining 35% of revenue is generated from initial license fees and the provision of professional services, such as implementation fees.

The Company has a customer base of more than 465 industry leaders, including 13 of the Fortune 50 and 54 of the Fortune 500 companies. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the USA, the UK, continental Europe and Australia. Top customers in recent years include Accenture, Providence Health System and Regis Corporation.

Following the September 2006 sale of its payment systems and hardware business to VeriFone Holdings, Inc. for US$12.1 million in an all cash transaction, Trintech is now focused on expanding and growing its financial software solutions and services business through capitalizing on an increasing demand for risk management and revenue enhancement solutions in financial institutions; expanding demand for compliance and control solutions across its existing customer base; and growing its healthcare business following the recent acquisition of the business and assets of Concuity, Inc. The future growth of the Company will be underpinned by a strong core customer base and an established market position. The Company proposes to expand this business franchise through investment in new products and markets and will continue to seek further acquisition opportunities in the target markets.

The disclosure below reflects the results of operations from the continuing business.

FMS Business

FMS is primarily engaged in marketing and selling licenses for the Company’s transaction process management software and related maintenance, development and installation services. FMS includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The FMS business generated revenues of approximately US$6.3 million in the three months ended April 30, 2007. The FMS business has in excess of 450 customers.

Over the last three years, the Company has taken a number of steps to build the FMS business and expand its product offering, as follows:

•

In February 2006, the Company announced the formation of a new On-Demand Solutions business unit that provides On-Demand Solutions for cash management, reconciliation, and data collection, processing, aggregation and delivery. On-Demand Solutions provides a cost-effective way for businesses to increase the efficiency of their cash management and reconciliation processes while avoiding the upfront costs of IT resources, application servers, software licenses, implementation and maintenance. On-Demand Solutions offers the combined power of the ReconNET reconciliation system, and the Treasure eNET treasury workstation, with the convenience of the DataFlow Transaction Network to automate, simplify and improve enterprise workflow processes.

•

In February 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent consideration. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET, is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The acquisition strengthened our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management.

•

In May 2006, the Company announced the formation of its Financial Services Group, a strategic global business unit that helps financial institutions, brokerage firms and insurance companies optimize internal transaction reconciliation processes, workflow and compliance. The Financial Services Group provides next-generation account reconciliation and enterprise-wide positive pay solutions to financial institutions for the provision of the same to their small business, middle market and large corporate clients. The Financial Services Group provides consulting, design, implementation, service and support to help organizations improve reconciliation processes, strengthen internal controls, mitigate risk and increase compliance.

•

In July 2006, the Company announced a partnership agreement with BWise, a leading provider of compliance and enterprise risk management software. Under the terms of the agreement, BWise customers have direct access to Trintech’s general ledger reconciliation and certification solution, AssureNET GL. Likewise, Trintech customers have direct access to BWise solutions for internal control, compliance, enterprise risk management, corporate and IT governance and process management.

•

In September 2006, the Company announced the release of ReconNET 7.25, the newest version of its reconciliation and account balancing application. This new release allows ReconNET to be integrated with AssureNET GL to extend existing financial controls and reporting capabilities through general ledger account reconciliation and certification.

•

In October 2006, the Company announced enhancements to its accounting compliance application, AssureNET GL. AssureNET GL Version 3.2 broadens the scope of AssureNET GL beyond general ledger reconciliation and certification to include variance, trending and balance flux analysis; review and approval of manual journal entries; and task management for the accounting close process. The enhancements were driven by requests from Trintech clients who, having experienced the benefits of AssureNET’s account reconciliation capabilities, wanted further support to manage other accounting compliance processes.

•

In February 2007, the Company announced the availability of AssureNET Express. AssureNET Express complements Trintech’s current line of On-Demand solutions, including ReconNET for high volume, transaction-intensive account reconciliation, and Treasury eNET for treasury and cash management. AssureNET Express leverages the capabilities of AssureNET GL to provide mid-market organizations with a process management and internal control system for GL reconciliation, review and certification. For a fixed monthly fee, the web-based accounting compliance application leverages a best practices configuration to deliver many of the same benefits of Trintech’s enterprise software, but with reduced implementation effort and assistance required from IT.

•

In February 2007, the Company also announced its partnership with Prodiance Corporation, a leading provider of solutions for financial spreadsheet remediation and control, and the availability of xlNET, a spreadsheet compliance tool that automates all aspects of the spreadsheet compliance lifecycle. Spreadsheet compliance is a natural extension of Trintech’s accounting compliance suite, which provides solutions for automating critical accounting processes, including transaction matching, exception management, account reconciliation, and closing cycle activities. By partnering with Prodiance, Trintech’s solutions help optimize compliance processes, streamline operations, and reduce risks.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division generated revenues of approximately US$1.1 million in the three months ended April 30, 2007 and has in excess of 15 customers.

Over the last 12 months, the Company has taken a number of steps to build the Healthcare business and expand its product offering, as follows:

•

In June 2006, the Company announced the formation of its Healthcare business group and the appointment of Edward Gallo, a seasoned healthcare revenue cycle management executive with over 15 years experience. Mr. Gallo joined Trintech from NDCHealth, where he ran the Hospital Services Division. This division provided revenue cycle management solutions to 1,800 hospitals and other healthcare providers. Prior to joining NDCHealth, Mr. Gallo was COO of Caresoft, a successful start-up company focused on providing consumer marketing services to the pharmaceutical industry.

•

In October 2006, the Company announced the release of EOB PRO and HealthcareAR for healthcare and financial institutions. EOB PRO is a web-based remittance standardization solution that eliminates the manual process of posting paper EOB payments to a healthcare billing system. HealthcareAR, a web-based solution, matches provider-payer financial transactions to corresponding payment information.

•

In December 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million. Concuity is a Chicago, Illinois based private company which provides technology solutions to optimize contract profitability for the healthcare industry. Concuity’s primary value proposition is providing healthcare providers with software applications to allow them to recover revenue that has not been paid by payers due to the complexity of the healthcare billing process in the United States.

Revenue

Following the sale of the Payments business, the Company’s revenue is primarily derived from two sources:

License Revenue. Software license revenue, which represented 47% of total revenue for the three months ended April 30, 2007, is derived from license fees from the Company’s transaction process management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, and are generally paid annually. The Company also licenses the Company’s software on a recurring rental (ASP) basis.

Service Revenue. The Company derives service revenue, which represented 53% of total revenue for the three months ended April 30, 2007, from data delivery services, consulting services, educational and training services, customization services and implementation services.

Total revenue from customers in the United States was US$6.6 million in the three months ended April 30, 2007 and US$5.1 million in the three months ended April 30, 2006. This represented approximately 90% in the three months ended April 30, 2007 and 92% in the three months ended April 30, 2006. Total revenue from customers in the United Kingdom was US$310,000 in the three months ended April 30, 2007 and US$147,000 in the three months ended April 30, 2006. This represented approximately 4% in the three months ended April 30, 2007 and 3% in the three months ended April 30, 2006.

Recurring revenue accounted for over 65% of total revenue in the three months ended April 30, 2007 and was derived from the provision of annual licence fees, transaction services, support and ASP fees. Recurring revenue accounted for 67% in the three months ended April 30, 2006.

Cost of Revenue

Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Operating Expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$174,000 in the three months ended April 30, 2007. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Compensated Absences

Prior to fiscal 2007, the Company did not accrue for the liability associated with employees’ vacations as the amount of compensation was not reasonably estimable. In the third quarter of fiscal 2007, the Company implemented a process to estimate its obligation for accrued vacation and consequently recorded a charge of US$704,000 in fiscal 2007, of which US$246,000 related to discontinued operations.

Share-based Compensation

The Company has adopted the Statement of Accounting Standards No. 123(R) “Share-Based Payment” in the fiscal year beginning on February 1, 2006 (“SFAS 123R”). As a result of adopting SFAS 123R, the Company’s net loss for the fiscal 2007 was US$1.8 million higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. The Company anticipates it will recognize an aggregate of US$2.2 million as compensation expense in fiscal years 2008 to 2011. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Acquisition History

On February 1, 2006, the Company acquired substantially all the assets of Assurity Technologies, Inc., a privately held company in the U.S., for a total initial consideration of US$2.8 million subject to final adjustment relating to performance related contingent cash consideration. The initial purchase costs comprised US$2.0 million in cash, assumed liabilities of US$89,000, additional performance related payment of US$715,000 earned by the acquired business for fiscal 2007 and transaction costs of US$43,000. In addition, the Company will be required to pay additional performance related contingent cash consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, for fiscal 2008 and fiscal 2009. The fiscal 2007 performance related consideration of US$715,000 was paid in the quarter ended April 30, 2007. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded.

The initial total purchase costs of US$2.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$747,000, goodwill of US$2.1 million and net assets acquired of US$39,000. The acquisition was accounted for in accordance with SFAS No. 141.

Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of two to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

The Company completed the sale of its Payments business on September 1, 2006 to VeriFone Holdings, Inc. Under the terms of the agreement, VeriFone paid the Company US$12.1 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Payments business. The purchase price is subject to the following adjustments:

•

an escrow amount of US$2.0 million which is being held for a period of 18 months following the closing to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

the cash payment to VeriFone of an amount equal to the remaining warranty provision (approximately US$2.2 million) which was related to intermittent failures experienced with certain hardware products deployed in the marketplace.

•	a working capital adjustment of US$315,000, which was paid in the quarter ending July 31, 2007.

On December 5, 2006, the Company announced the acquisition of substantially all of the assets and assumption of certain liabilities of Concuity, Inc., a private company specializing in technology solutions for the healthcare industry, for an expected total cash consideration of up to US$8.3 million.

The consideration comprised the initial cash consideration paid on closing of US$5.5 million and a performance based earn-out payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed. These payments will result in an increase in the purchase price of the acquired business, and a corresponding increase in the goodwill recorded. The total purchase costs comprised US$5.5 million in cash, guaranteed performance related payment of US$1.9 million (fair value of US$2.0 million), assumed liabilities of US$658,000 and transaction costs of US$202,000.

The initial total purchase costs of US$8.3 million, comprising the cash paid and related transaction costs, has been allocated, based on their respective fair values, to non-current assets (purchased technology, acquired customer base and trademarks and trade names) of US$4.9 million, goodwill of US$3.3 million and net liabilities assumed of US$224,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from license fees and charges for services.

Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectability is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The Company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements, known as Application Service Provision (“ASP”). With ASP arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. ASPs are within the scope of SOP 97-2 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

Revenue from our ASP hosting operations is recognized in accordance with SAB 104, generally over the term of the contract. ASP hosting agreements are generally one to five years in duration and generally provide for quarterly billing. Revenue related to the customer’s initial set up and implementation is deferred and subsequently recognized over the expected term of the ASP hosting agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. The US Internal Revenue Service (“IRS”) is currently performing a review of the tax returns of our US based subsidiaries for fiscal 2005. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No impairments were recognized for fiscal 2005, 2006 and fiscal 2007.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2007	2006
Revenue:
License	47%	53%
Service	53%	47%

Total revenue	100%	100%
Cost of revenue:
License	5%	4%
Amortization of purchased technology	2%	0%

Service	27%	21%

Total cost of revenue	34%	25%

Gross margin	66%	75%
Operating expenses:
Research & development	17%	19%
Sales & marketing	34%	29%
General & administrative	32%	37%
Amortization of purchased intangible assets	5%	4%

Total operating expenses	88%	89%

Loss from operations	(22)%	(14)%

Interest income, net	4%	6%
Exchange gain, net	2%	2%

Loss before provision for income taxes	(16)%	(6)%

Provision for income taxes	(2)%	(2)%

Loss from continuing operations	(18)%	(8)%

Net loss from discontinued operations, net of tax	—	(29)%

Net loss	(18)%	(37)%

Three months ended April 30, 2007 compared to three months ended April 30, 2006.

Revenue	Three months ended April 30, 2007	Three months ended April 30, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	3,489	3,242	247	8%
Service	3,880	2,299	1,581	69%

Total Revenue	7,369	5,541	1,828	33%

Total Revenue. In the three months ended April 30, 2007, there were three customers who collectively accounted for 7% of the Company’s total revenues. In the three months ended April 30, 2006, there were three customers who collectively accounted for 10% of the Company’s total revenues. There were no customers who individually accounted for more than 10% of total revenue in either period.

License. The increase in license revenue in the three months ended April 30, 2007 was due to higher revenues derived from the sale of core transaction process management products into new vertical markets and revenues from new customers of the Assurity business.

Service. The increase in service revenue in the three months ended April 30, 2007 was due to higher service revenues from DataFlow services and revenues from the Assurity and Concuity businesses.

Three months ended April 30, 2007 compared to three months ended April 30, 2006.

Cost of Revenue	Three months ended April 30, 2007	Three months ended April 30, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	356	216	140	65%
Amortization of purchased technology	164	38	126	332%
Service	2,011	1,157	854	74%

Total Cost of Revenue	2,531	1,411	1,120	79%

Total Cost of Revenue. Although total revenue increased by 33% in the quarter ended April 30, 2007 compared to the corresponding period, the total cost of revenue increased by 79%. This had the effect of decreasing gross margin by 9% compared to the corresponding period last year.

License. The increase in the cost of license revenue both in absolute dollars and in percentage terms in the quarter ended April 30, 2007 compared to the corresponding period in the prior year was due to higher salary costs associated with the delivery of maintenance services. The cost of license revenue as a percentage of license revenue increased to 10% for the quarter ended April 30, 2007 compared to 7% in the corresponding period.

Amortization of purchased technology. The increase in amortization of purchased technology relates to the Concuity acquisition in the fourth quarter of fiscal 2007.

Service. The service revenue costs increased both in absolute dollars and in percentage terms for the three months ended April 30, 2007 compared to service revenue costs for the corresponding period in the prior year. These costs represented 52% of service revenues for the three months ended April 30, 2007 compared to 50% for the corresponding period in prior year. The increase was primarily due to additional headcount and higher salaries, lower levels of capacity utilization being achieved by our service teams compared to the prior year and new costs incurred in the quarter ended April 30, 2007 in relation to ASP hosting and the provision of consulting services.

Three months ended April 30, 2007 compared to three months ended April 30, 2006.

Operating Expenses	Three months ended April 30, 2007	Three months ended April 30, 2006	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and Development	1,275	1,060	215	20%
Sales and Marketing	2,516	1,568	948	60%
General and Administrative	2,345	2,064	281	14%

Research and Development. The increase in research and development expenses in the quarter ended April 30, 2007 was due to increased investment in the development of the next generation of our FMS product platform focused on expanding the functionality and scalability of the platform and inclusion of costs related to the healthcare business. This increased investment in the FMS product platform was in the form of additional headcount and increased contractor and other advisory services for the new product platform. The new FMS product platform is expected to be substantially completed by the end of fiscal 2008, at which point, costs are forecast to decrease.

Sales and Marketing. The increase in sales and marketing expenses for the three months ended April 30, 2007 was primarily due to the inclusion of costs related to the healthcare business and increased investment in growing the sales and distribution network for Trintech’s reconciliation products both in the United States and internationally. These costs are expected to continue to increase in fiscal 2008 in absolute dollars but not as a percentage of total revenue as the Company markets its products in new and existing markets, by hiring more sales staff and by incurring additional third-party marketing expenditures to increase brand awareness and mass-market lead generation.

General and Administrative. The increase in general and administrative expenses for the three months ended April 30, 2007 was primarily due to the inclusion of costs related to healthcare business and an increase in salary related costs in the FMS division.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001, fiscal 2004 and fiscal 2007. The increase in amortization of purchased intangible assets for the three months ended April 30, 2007 compared to the corresponding period in the prior year was primarily due to the Concuity acquisition in the fourth quarter of fiscal 2007.

Share-based Compensation. Share-based compensation expense recognized under SFAS 123R for the three months ended April 30, 2007 and 2006 was US$264,000 and US$322,000, respectively.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$290,000 in the three months ended April 30, 2007 compared to US$324,000 in the three months ended April 30, 2006. The decrease was due to lower deposit balances and lower US interest rates being available on deposit balances, compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$143,000 in for the three months ended April 30, 2007 compared to US$77,000 in the three months ended April 30, 2006. The expense relates primarily to taxes payable in our US and UK tax jurisdictions. The charge in 2007 includes to a deferred tax charge of US$101,000 which arose from net operating losses carried forward and deductible timing differences in the United States.

Net loss from discontinued operations, net of tax. In August 2006, the Company entered into a definitive agreement to sell its Payments business (excluding the German element of this business) to VeriFone. The sale was completed on September 1, 2006. As a result of this transaction, the Payments business is reported as discontinued operations in the accompanying condensed consolidated financial statements. All prior period statements, except the consolidated statements of cashflows, have been restated accordingly.

The Company recorded a net loss from discontinued operations of US$0, net of taxes, for the three months ended April 30, 2007.The Company recorded a net loss from discontinued operations of US$1.6 million, net of taxes, for the three months ended April 30, 2006. This loss from discontinued operations comprised the following:

•	operating losses of the Payments business from February 1, 2006 through April 30, 2006, of US$900,000;

•	other costs in connection with the disposal of the business of US$396,000; and

•	lease termination costs associated with the scaling back of the Irish operations of US$321,000.

The Company had entered into lease agreements relating to its two Dublin facilities with its Chief Executive Officer, Cyril McGuire, the owner of these facilities. These agreements were reached in 1998 in relation to the Phase 1 facility and in 2001 in relation to the Phase 2 facility. These lease agreements were terminated in accordance with their contractual terms with effect from September 1, 2006 and October 31, 2006, respectively, resulting in a payment of US$2.3 million restructuring charge in fiscal 2007. This amount includes the US$321,000 mentioned above.

B. Liquidity and Capital Resources

As of April 30, 2007, the Company had net working capital of US$18.6 million, including cash and cash equivalents totaling US$25.3 million.

The Company has an unsecured overdraft facility of €2.4 million (approximately US$3.3 million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 4.37% as at April 30, 2007. The facility does not have a stated expiration date, but all amounts drawn there under are repayable on demand. The Company had a bank overdraft amount of US$572,000 as at April 30, 2007.

Summary Cashflow for the three months ended April 30, 2007 compared to the three months ended April 30, 2006.

	Three months ended April 30,
	2007	2006
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	25,766	34,745
Net cash provided by (used in) operating activities	54	(1,871)
Net cash used in investing activities	(1,260)	(213)
Net cash provided by (used in) financing activities	702	(114)
Effect of exchange rate changes on cash and cash equivalents	28	140

Cash and cash equivalents at the end of period	25,290	32,687

Net cash provided by operating activities in the three months ended April 30, 2007 resulted from a loss on operations, excluding depreciation, the amortization of intangible assets and share-based compensation of US$400,000 and a decrease in working capital of US$454,000. Net cash used in operating activities in the three months ended April 30, 2006 resulted primarily from a loss on operations, excluding depreciation, the amortization of intangible assets and share-based compensation of US$1.3 million and an increase in working capital of US$586,000.

Net cash used in investing activities in the three months ended April 30, 2007 comprised payments relating to the acquisition of the Assurity and Concuity businesses of US$780,000 and US$95,000, respectively, and capital expenditure of US$385,000. Net cash used in investing activities in the three months ended April 30, 2006 comprised a payment relating to the acquisition of the Assurity business of US$1.9 million and capital expenditure of US$107,000. These outflows were partially offset by the receipt of proceeds from the legal settlement with the vendors of Checkline of US$1.7 million.

Net cash provided by financing activities for the three months ended April 30, 2007 consisted of proceeds from the issuance of the Company’s ordinary shares to the value of US$130,000 arising from the exercise of share options and proceeds from the bank overdraft facility of US$572,000. Net cash used in financing activities for the three months ended April 30, 2006 consisted of proceeds from the issuance of the Company’s ordinary shares to the value of US$67,000 arising from the exercise of share options and the repayment of our bank overdraft facility of US$192,000. The Company’s shareholders have approved an agreement which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. As of April 30, 2007, the Company had repurchased 683,558 ADSs (equivalent to 1,367,116 ordinary shares) at a cost of approximately US$2.1 million. The Company did not repurchase any shares during the quarter ended April 30, 2007. During the three months ended April 30, 2006, the Company received 266,860 ADSs (533,720 ordinary shares), with a market value of US$888,000, as part of the settlement of the litigation taken by the Company against the vendors of Checkline. For the purposes of Irish corporate law, these ADSs were received via the share buy-back program. As of April 30, 2007 approximately US$2.9 million remained available for future repurchases under this program.

As of April 30, 2007, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$5.9 million, payable through fiscal 2013. The Company has estimated it will incur US$5.9 million in net payments over the remaining period of the leases of which US$900,000 will be paid in fiscal 2008 and US$5 million thereafter.

As of April 30, 2007, the Company had no material commitments for capital expenditures or strategic investments.

Under the terms of the Company’s acquisition agreement to acquire Assurity Technologies, Inc., the Company is required to pay additional performance related contingent consideration equal to 30% of net income plus 10% of gross revenues, as defined in the purchase agreement, earned by the acquired business for fiscal 2008 and fiscal 2009. The fiscal 2007 additional performance related consideration of US$705,000 was paid in the quarter ended April 30, 2007. Under the terms of the Company’s acquisition agreement to acquire Concuity, Inc., the Company is required to pay an additional performance related consideration payable over two years, which is estimated at between US$2.5 million and US$3.5 million, US$2.0 million of which is guaranteed.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2007, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2007, the Company had two forward exchange contracts maturing in fiscal 2008 to sell US$392,000 and receive euro in return. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. The aggregate fair value of the contracts as of April 30, 2007 was positive US$17,000.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At April 30, 2007, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2007	Fair Value as of April 30, 2007	Weighted- average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)	392	17	1.3605

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of April 30, 2007 and 2006:

	As of April 30,
	2007	2006
Research and development	36	26
Professional and support services	99	64
Sales and marketing	42	32
Administration	29	23
Discontinued operations	—	176

Total	206	321

Of the Company’s total number of employees, as of April 30, 2007, 19 are located in Europe and 187 are located in North America. The decrease in employee headcount from 2006 to 2007 was primarily due to the divestment of the Payments business in fiscal 2007.

None of the Company’s employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

The Company successfully resolved litigation against the vendors of Checkline, which we acquired in August, 2000. We had made various claims as to the accuracy of representations made by the vendors of Checkline at the time of the acquisition. We received net sums in the amount of US$3.1 million, as a final settlement was reached in January, 2006. The settlement agreement resulted in the Company receiving US$1.7 million in cash (in the quarter ended April 30, 2006), the release by the vendors of Checkline of a claim for deferred consideration amounting to US$1.25 million and the receipt of 266,860 ADSs (held in the form of 533,720 ordinary shares) with a market value on the date of settlement of US$881,000. Given that these amounts represented purchase consideration relating to the acquisition of Checkline, this settlement resulted in a credit to the profit and loss account of the Company for fiscal 2006 in the form of a reduction of impairment loss on goodwill. The amount of the credit of US$3.1 million represents the settlement amount of US$3.9 million net of the legal costs incurred during fiscal 2006 of US$816,000. All claims in these disputes were dismissed.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

The Company’s software and transaction services business model will present risks and may have an adverse effect on its financial performance.

On September 1, 2006, the Company finalized the sale of its Payments business to VeriFone Holdings, Inc. and, as a result, the Company now has a software and transaction services business model. This will involve growing organically our Funds Management Systems (“FMS”) business and positioning our newly acquired Healthcare business for future growth. This growth is expected to be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the growth of our existing financial services business. However, such product platform may not gain the market traction that the Company expects. In addition, further investment will also be made in the international sales and marketing function of the FMS business, which is designed to drive revenue growth in new geographic markets. However, such revenue growth may not materialize. Furthermore, the growth of our Healthcare business is expected to be driven by the successful integration of the Concuity business and the use of this business as a platform for further acquisitions. However, such integration may not be successful and this business may not serve as a platform for acquisitions. If our software and transaction services business model is not successful, this may have an adverse effect on our financial performance.

We will depend on sales of the Company’s transaction process management and services to customers located in the United States for a large majority of the Company’s total revenues.

A large majority of the Company’s total revenue will be derived from the sale of the Company’s transaction process management products and services. We have historically marketed these products primarily in the United States. For fiscal 2007, U.S. customers accounted for approximately 91% of the Company’s revenues. Any material reduction in demand for the Company’s products and services in the United States could adversely affect the Company’s business, financial condition and results of operations.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions is released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a meaningful portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. The IRS is currently performing a review of the tax returns of our US based subsidiaries for fiscal 2005. While there has been no indication from the IRS that taxes have been underpaid, if the IRS were to disagree with the tax treatment adopted in relation to certain items, the Company’s taxes could increase. In addition, if U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s transaction process management products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and compliance functionality. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design and manufacturing;

•	the quality, performance and reliability of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of certain assets and liabilities of Concuity, Inc. in December 2006. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of the Company’s available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management, including Cyril McGuire, our chief executive officer, and R. Paul Byrne, our president. Following headcount reductions from fiscal 2003 through to fiscal 2007, the Company has reduced the number of its executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and president, could have a material adverse effect on the Company’s business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in retail software and transaction services industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, reconciliation workflow, transaction risk management, compliance, internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of the Company’s customers;

•	the Company’s pricing policies and those of the Company’s competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by the Company’s customers;

•	general economic factors, including economic slowdown or recession;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of the Company’s expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors.

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of the Company’s revenue in the last month of each quarter historically;

•	the market for the Company’s software products, and the Company’s competitive landscape, is rapidly changing;

•	the sales cycle for some of the Company’s products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our transaction process management business can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, changing laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, president and vice president finance, group could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules, have created and may continue to create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and may be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. The Company has determined that the first year it will be required to comply with Section 404 will be for its fiscal year ending January 31, 2008. In that regard, the Company has formed an internal control steering committee, a project team, engaged outside consultants and is in the process of implementing a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. The Company is in the process of finalizing the control and process documentation relating to its primary business cycles, and has completed the first round of testing of FMS business controls. Further detailed testing of our business controls is planned in the second and third quarters of fiscal 2008. Nonetheless, management may be unable to issue unqualified reports on the operating effectiveness of our internal controls over financial reporting in fiscal 2008.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect the Company’s business and results of operations. Although the U.S. dollar strengthened during fiscal 2007 against both the euro and pound sterling, future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact the Company’s margins.

In addition, the Company’s consolidated financial statements are prepared in euro and translated into U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished when reported in U.S. dollars in the Company’s financial statements.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s transaction process management and services are rapidly evolving and changing. The markets are influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce, support and enhance new software products, on a cost effective and timely basis, that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products and widespread adoption of a proprietary product could preclude us from effectively doing so. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation either instituted by or against the Company, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

The Company’s shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general and the NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s shares has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions;

•	changes in, or the Company’s failure to meet, analysts’ or investors’ estimates or expectations;

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products;

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors;

•	adverse developments in patent or other proprietary rights; and

•	limited trading volume.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during much of the Company’s operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$2.2 million in fiscal 2007, US$1.5 million in fiscal 2006, US$3.2 million in fiscal 2004 and US$44.8 million in fiscal 2003 (we were profitable in fiscal 2005). We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to achieve and maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently achieve or sustain profitability.

The Company’s historical declining cash balance and low share price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions, and may also affect the Company’s ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2005, fiscal 2006 and fiscal 2007. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s share price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue during fiscal 2008.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past claimed, and may in the future claim, that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to PoS products. Verve sought unspecified damages. While this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for transaction process management solutions is competitive and we expect competition to continue to increase. The Company’s competitors include Checkfree, Blackline Corporation, Movaris, MED Assets and IMACS for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the companies with whom we have entered into strategic relationships to use and market the Company’s products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for transaction process management solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a small percentage of the Company’s revenues have been generated by the Company’s international operations. However, the Company’s future growth and success are in part dependent on continued growth and success in international markets.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war, terrorism or health warnings, preventing free movement of our employees to existing and potential customer sites;

•	differing regulatory and industry standards and certification requirements;

•	the complexities of foreign tax jurisdictions;

•	reduced protection for intellectual property rights and other assets in some countries;

•	currency exchange rate fluctuations;

•	import or export licensing requirements; and

•	foreign currency controls.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect the Company’s rights.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with other companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

	By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: June 20, 2007